VIA EDGAR (Correspondence)
April 27, 2011

Sonia Bednarowski
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4561
Washington, DC 20549

Re:	EDUtoons, Inc.
Amendment No. 5 to Registration Statement on Form S-1
File No. 333-168587

Dear Ms. Bednarowski:

We are counsel to EDUtoons, Inc. (“EDUtoons,” the “Company” or “our client”). On behalf of our client, we respond as follows to the Staff’s comments dated April 13, 2011, relating to the above-captioned Registration Statement. Captions and section headings herein will correspond to those set forth in Amendment No. 5 to the Registration Statement on Form S-1, a copy of which has been marked with the changes from the initial filing, and is enclosed herein. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Summary Financial Other Data page 4

1.      Please revise the line item Net (Loss) at December 31, 2010 to be $(27,838) rather than $(27,703), as appropriate. It appears the current presentation represents the pre-tax net loss amount, as shown on page 34 of the financial statements.

Response:          We have revised the Registration Statement in response to this comment. Please see page 4 of the Registration Statement.

Dilution, page 10

2.      Your net "tangible" book value as of December 31, 2010 was approximately $(933) because deferred registration costs are not a tangible asset. It would appear that, after the offering, your net tangible book value would be $129,057 ($129,990 minus the $933 negative book value above). Please revise your computations accordingly, or advise.

Response:          We have revised the Registration Statement in response to this comment. Please see pages 10-11 of the Registration Statement.

Age of Financial Statements

3.      Please consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X

Response:           The Registration Statement complies with the requirements set forth in Rule 8-08 of Regulation S-X. Please see the financial statements included therewith.

Consents of Independent Registered Public Accounting Firm

4.       Amendments should contain currently dated accountants' consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

Response:           The Registration Statement includes a currently dated accountant’s consent. Manually signed consents will be retained by the Company for a period of no less than five (5) years, in compliance with Rule 402 of Regulation C.

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In addition to the changes above, we have also revised the Registration Statement to indicate the states in which the Company anticipates offering the shares offered under the prospectus which forms a part of the Registration Statement.  We have also included a risk factor relating to the blue sky filing requirements of such states.

We trust that the foregoing is responsive to the Staff’s comments.  However, in the event that you have additional clarifications, please do not hesitate to call me at (212) 752-9700.

Very truly yours,

/s/ Arthur S. Marcus, Esq.
Arthur S. Marcus, Esq.

cc:	Eileen Russell
Chief Executive Officer and President
EDUtoons, Inc.